SILICON VALLEY OFFICE • 1755 EMBARCADERO ROAD • PALO ALTO, CALIFORNIA 94303

TELEPHONE: +1.650.739.3939 • FACSIMILE: +1.650.739.3900

March 24, 2014

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Jeffrey Kauten, Attorney-Advisor
Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

RE:	Five9, Inc.

Registration Statement on Form S-1

Filed March 3, 2014

File No. 333-194258

Ladies and Gentlemen:

On behalf of Five9, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 17, 2014, relating to the Company’s Registration Statement on Form S-1 (File No. 333-194258) filed with the Commission on March 3, 2014 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). For ease of reference, the text of the Staff’s comments is included in bold-face type below, followed in each case by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s responses are to the Amended Registration Statement.

Selected Consolidated Historical Financial and Operating Data

Pro forma net loss per share, page 43

1.	We note from your disclosure on page 38 that you will use a portion of the proceeds to repay the outstanding balance under your revolving line of credit. Indicate whether you will also repay the term loan borrowed in February 2014. Once you determine the amount of debt to be repaid please revise to include pro forma earnings per share information giving effect to the number of shares issued in the offering whose proceeds will be used to extinguish a portion of your outstanding debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

United States Securities and Exchange Commission

March 24, 2014

Response: The Company advises the Staff that it does not intend to use a portion of the proceeds to repay outstanding balances under its loan and security agreements. The Company has revised its disclosure by removing any indication that it will use proceeds to repay these outstanding balances.

Contractual Obligations

Commitments, page 68

2.	Revise to include in a footnote to the table that describes the loan and security agreement that was entered into in February 2014. The footnote should disclose the amount borrowed under the facility including the repayment terms.

Response: The Company has revised its disclosure in response to the Staff’s comment. Please see footnote (4) on page 70.

Note 14 – Subsequent Events, page F-32

3.	We note that you entered into a loan and security agreement in February 2014. Tell us what consideration you gave to providing disclosure as described in ASC 855-10- 50-3. In this regard, tell us how you considered presenting the new debt in your pro forma balance sheet columns presented on your historical balance sheet.

Response: The Company advises the Staff that it has reviewed ASC 855-10-50-3 and has revised its disclosure to present the new debt in its pro forma balance sheet columns presented on its historical balance sheet. Please see page F-3 and additional disclosures included in Note 1 to the Consolidated Financial Statements on page F-7.

Supplemental Matters

The Company advises the staff that the auditor’s opinion has been modified to include a legend to indicate the form of opinion that will be issued upon the completion of the reverse stock split. The draft report will be removed and a signed report included prior to effectiveness. A similar treatment applies for the consent of independent registered public accounting firm. In accordance with the guidance set forth in Section 4700 of the Financial Reporting Manual of the SEC Staff, the draft report is accompanied by a signed preface of the auditor stating that it expects to be in a position to issue the report in the form presented at effectiveness.

* * * * * * *

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

If you have any questions, please feel free to contact me at 650.739.3987 or Ruben A. Garcia at 650.687.4191. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Timothy R. Curry

Timothy R. Curry

United States Securities and Exchange Commission

March 24, 2014

cc:	Michael Burkland, President and Chief Executive Officer, Five9, Inc.

Barry Zwarenstein, Chief Financial Officer, Five9, Inc.

Anthony J. McCusker, Goodwin Procter LLP

Richard A. Kline, Goodwin Procter LLP